20140012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2014

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Mattel, Inc.
Incoming letter dated December 13, 2013

Dear Ms. Ising:

This is in response to your letter dated December 13, 2013 concerning the shareholder proposal submitted to Mattel by Marie-Claude Hessler-Grisel. We also have received a letter from the proponent dated December 17, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Marie-Claude Hessler-Grisel
*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated December 13, 2013

The proposal requests that Mattel's chairman "answer with accuracy the questions asked by shareholders at the Annual Meeting, providing the questions are legitimate, of relevance to shareholders' interests and ask for answers that do not violate laws or by-laws."

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(7), as relating to Mattel's ordinary business operations. Proposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Marie-Claude Hessler-Grisel

*** FISMA & OMB Memorandum M-07-16 ***

December 17, 2013

Sent via E-mail : shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re : Mattel, Inc. Stockholder Proposal of Marie-Claude Hessler-Grisel

Ladies and Gentlemen,

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, I am e-mailing you my response to Mattel's arguments regarding the omission of my Proposal from the 2014 Proxy Materials. I am also e-mailing my response to Gibson, Dunn, representing Mattel, Inc., to Mr. Andrew M. Paalborg, Vice-President and Assistant General Counsel of Mattel, Inc. and to Mr. Robert Normile, Executive Vice-President, Chief Legal Officer and Secretary of Mattel, Inc.

Mattel believes that that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, specifically the conduct of annual meetings.

Rule 14a-8(i)(7)

The arguments below show that Rule 14a-8(i)(7) does not allow Mattel to omit my Proposal from its 2014 Proxy Materials for the 2014 Annual Meeting. Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel omits the inclusion of the Proposal in its Proxy Materials for the 2014 Annual Meeting.

Mattel claims that the Proposal may be omitted because it relates to ordinary business operations, in other words to a task that is so fundamental that is "rooted in the corporate law concept providing management with flexibility" and could not "as a practical matter be subject to direct shareholder oversight".

According to Mattel, the Staff has consistently concurred that proposals attempting to influence the procedure by which a company conduct its annual meeting relate to the company's ordinary business.

A few cases are cited in which the proposals effectively were trying to influence the way an annual meeting is conducted whether by asking for answer from non employee director, by providing guidelines ... "as to speakers " at the annual meeting, by requiring that " a reasonable amount of time be allocated before and after the meeting for shareholder dialogue with the directors" or asking the board of directors to "open the discussion with shareholders on the measures being taken to increase shareholder value".

Those proposals have nothing in common with the Proposal. Contrary to those proposals, the Proposal does not ask for a change of the procedure according to which the annual meeting is conducted.

Since 1997 – with the exception of 1998 -, the Proponent has been attending Mattel's annual meetings. In each of them the Chairman alone conducted the meeting and answered questions, even at the 2000 annual meeting when the then Chairman, Mr. Robert Eckert, had been in charge but for a few weeks. Each year, after the formal vote on the various proposals, the Chairman opens and handles the questions and answers session. Shareholders are allowed three questions of one minute each. The Proposal is not trying to change anything to that well-established procedure of conducting the annual meeting.

The Proposal has to do with the **proper information of the shareholders.**

What the Proposal is aiming to, is to get **accurate answers** to the questions asked by shareholders in the frame of the well-established conduct of the annual meeting. After all, the shareholders are the owners of the Company and Mattel owes its owners accurate answers that will allow the owners to evaluate risks and make decisions. Of course, as stated in the Proposal, the questions must be legitimate, of relevance to shareholders' interests and ask for answers that do not violate laws or by-laws.

Here are two examples which turned out to be falsely reassuring for shareholders:

At the 2013 annual meeting, the Proponent asked the two following questions:

- "since our last annual meeting, FTSE4GOOD deleted Mattel from its list for not meeting its human and labor criteria. The reputed NGO China Labor Watch denounced a deterioration of the working conditions in the Chinese plants, a Hong Kong NGO of scholars and students came to the same conclusion. Obviously Mattel has had and continues to have a major problem with working conditions. The NGOs and their partners in Europe asked for many improvements. Which ones are you implementing?"
- "three French NGOs filed suit against Samsung accusing it of deceiving consumers by claiming to be an ethical company. Notably the NGOs came to the conclusion that Samsung cannot be an ethical company if it admits working hours far in excess of legal limits. What is the risk Mr. Chairman that such a suit could be filed against Mattel?"

The Proponent cannot cite verbatim the answers of the Chairman to her questions. However, having taken notes during the annual meeting right after hearing the answers, the Proponent can give the gist of them (which of course can be verified in the transcripts).

To the first question, the Chairman answered that Mattel had audited the factories afterwards, small problems had been found and corrected. The Chairman also mentioned the working hours saying that Mattel is but one member of the International Council of Toy Industries (ICTI) and is working on improvement but it is an "ongoing process". According to that answer, shareholders felt reassured since the small problems at the factories had been fixed and that ICTI and Mattel were working to improve the working hours issue. However, less than five months after the annual meeting, the same NGO, China Labor Watch, published a new report on six Chinese factories making toys for Mattel. The report reveals grave violations of the law and widespread very bad working conditions (see exhibit A). The media in Europe broadly reported on the report and more and more consumers are paying attention to those social issues.

As for the second question, the Chairman summarily answered that Mattel had its own code of conduct, which takes care of the various issues. Mattel itself takes corrective measures every time something wrong is mentioned. There again the shareholders felt reassured. And again, the latest report by China Labor Watch reported overtime hours in some cases of more than 100 hours per month, which is far in excess of the legal limit of 36 hours.

It is relevant to note that Mattel, up to now, has avoided to contradict the result of the 2013 investigations of China Labor Watch. It may also be of relevance to note that after a similar devastating report by China Labor Watch, Apple took action, reducing the number of overtime hours and substantially increasing the wages in the Chinese factory Foxconn.

In other words, the Chairman's answers had given a reassuring picture of issues that are relevant to the shareholders' interests. Answers to the questions minimized problems that can cause strikes (it happened in one of the factories investigated by China Labor Watch in August 2013), bad reputation and boycott - and ultimately affect the share price.

Conclusion

For the reasons set forth above, the Proponent believes that Mattel may not omit the Proposal from the 2014 Proxy Materials. Therefore the Proponent respectfully requests the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the Proposal from its Proxy Materials for the 2014 Annual Meeting.

If you need any further information, please do not hesitate to contact me at *** FISMA & OMB Memorandum M-07-16 *** or *** FISMA & OMB Memorandum M-07-16 ***

Very truly yours

Marie-Claude Hessler – Grisel

Cc Via E-mail : Andrew M. Paalborg, Vice-President, assistant General Counsel, Andrew.paalboorg@mattel.com
Robert Normile, Executive Vice-President, Chief Legal Officer and Secretary of Mattel, Inc. robert.normile@mattel.com

Cc Via E-mail: Elisabeth A; Ising, lawyer at Gibson, Dunn LLP Eising@gibsondunn.com
Kasey Levit Robinson at Gibson, Dunn KRobinson@gibsondunn.com

EXHIBIT A

Here is the executive summary of the report published by China Labor Watch on October 15 2013. The full report of 94 pages can be found on the website of China Labor Watch : www.chinalaborwatch.org

Executive Summary

In the span of one year, six Chinese factories making toys for Mattel steal between $8 million and $11 million from their workers. Mattel has approximately 100 suppliers in China, and these millions may only be the tip of the iceberg, because it is only through labor abuse that factories are able to accept such low prices from Mattel to produce its toys.

Mattel knows about such legal violations, but it does not take the steps necessary to prevent wage theft and other abuse. Instead, Mattel encourages abuse through its purchasing practices and inaction when labor violations are uncovered.

Mattel's complicity in labor violations

In order to reduce investment risk and maximize profits, retailers like Mattel usually outsource production to factories in developing countries like China. In 1997, Mattel put in place a code of conduct which it purportedly demands factories in its supply chain to adhere to. This code includes basic fairness to factory workers and adherence to local laws. Since that time, despite continually promoting its code of conduct to customers and the public, Mattel has simultaneously demanded rock-bottom prices and short deadlines from factories producing Mattel toys.

Given the intense competition between manufacturers for orders, factories have little leverage at the bargaining table, and most accept the low prices and tight time schedules. But the costs of property and materials in China continue to rise at a rapid pace, and manufacturers are adamant about the quality of raw materials and the end products, so Mattel's factories achieve cost reductions through the degradation of labor conditions, in turn violating Mattel's code of conduct and local laws. Workers at the bottom of the system are forced to bear the brunt of this burden.

Furthermore, Mattel clearly understands the breadth and persistence of labor violations in its Chinese factories. As detailed in a 2012 report published by China Labor Watch (CLW), for over a decade, audits commissioned by Mattel itself have uncovered labor violations in factories producing Mattel toys. But Mattel has taken little meaningful corrective action, and over time, Mattel's public reporting of these audits has become more and more limited.

CLW's 2012 investigative report (linked above) pulled back the curtain on labor violations in just four of Mattel's toy factories. But instead of responding with comprehensive action plans and increased transparency, Mattel denied most of CLW's findings, claiming in a letter to CLW that "[Mattel has] determined that with few exceptions the allegations are unfounded." On May 3, 2013, CLW and its partners sent a follow-up letter to Mattel demanding clarification, but as of October 14, 2013, the company has still not responded.

CLW's 2013 investigation: labor violations deepen

Based on the findings in CLW's newest investigative report, little has improved since last year's investigations. From April to September 2013, CLW investigators entered six

factories in China producing toys for Mattel, acting as workers in the factories for a period of days or weeks, working and living as any other production worker in the factories. These six factories included the Baode Toy Factory, Dongyao Toy Company, Nanhai Sino-American Toy Factory, Guangda Plastics Company, Taiqiang Plastic Products Company, and Merton Plastics and Electronics Factory. The factories together employ more than 20,000 workers.

Through CLW investigators' personal experience and over 300 worker interviews, CLW uncovered a long list of ethical and legal violations in each factory.

One of the most alarming findings was the various methods—many illegal—that Mattel's factories use to reduce their workers' due wages and benefits. Through a combination of unpaid overtime hours, work hour trickery, and voluntary social insurance (social insurance is legally mandated in China), Mattel's supplier factories are stealing millions of dollars from workers. CLW's conservative estimates put the total annual amount at between $8 million and $11 million, and this is only the wage theft in six of Mattel's approximately 100 Chinese toy factories.

For example, at the Taiqiang factory, 6.65 hours of each worker's work on the weekend is paid at the normal rate instead of weekend overtime rates. These hours are ostensibly "shifted" from the work week to the weekend. With about 5,000 workers, Taiqiang can save 600,000 RMB ($98,163) in labor costs each month with such wage trickery.

Despite Mattel knowing about severe, ongoing labor rights violations in these supplier factories, it continues to provide toy orders to these plants year after year.



Hundreds of workers at the Baode Toy Factory on strike

In August, a group of 322 workers at the Baode Toy Factory went on strike to demand compensation for unpaid social insurance. Mattel has carried out an investigation but has not yet publically responded. It must not choose to stop working with Baode as a solution, as this would effectively put its workers into unemployment. Letters, photos, and other material from the request for collective negotiation and subsequent strike can be found beginning on page 24 of this report.

In total, CLW's undercover investigations revealed 18 sets of legal and ethical violations. These issues are summarized below, and a specific list of each factory's violations can be found in the beginning of each individual report section of this document.

1. Hiring discrimination. Some Mattel supplier factories refuse to hire people over a certain age, pregnant women, those with tattoos, or men with long hair, in conflict with China's Provisions on Employment Services and Employment Management.

2. Detaining of workers IDs. One factory detained workers IDs for 24 hours, in violation of Article 9 of China's Labor Contract Law.

3. Labor contract violations. Some Mattel supplier factories have workers sign incomplete labor contracts, while others do not sign contracts with workers at all or do not complete the signing before the workers go on the job. These actions are all in violation of Article 7 and Article 8 of China's Labor Contract Law.

4. Ineffective and perfunctory pre-work training. Mattel supplier factories fail to provide pre-job training to workers that meets the minimum standard of "24 class hours", as stipulated in China's Provisions on Safety Training of Production and Operation Entities. The longest training period among the factories investigated was only one and a half hours. The result of insufficient training is that many workers do not fully understand the risks of their work to their health or how take necessary steps to protect themselves.

5. Excessive overtime hours. Mattel's supplier factories have workers doing 84 to 110 hours of overtime per month, two to three times in excess of the statutory limit of 36 hours stipulated in Article 41 of China's Labor Law.

6. Long standing shifts. In Mattel factories, some workers stand for 10 to 13 hours of work per day, also violating Article 41 of China's Labor

Law, which stipulates that employers should not have workers labor more than nine hours per day.

7. Harsh night-shift schedules. At one factory, the company makes workers switch between night and day shifts as often as once per week.

8. Wage payment delays. Some factories do not pay workers in a timely manner, sometimes compensating them almost a month after the pay period has ended.

9. Wage theft. As mentioned above, Mattel supplier factories use various methods to reduce payments to workers and workers' social insurance. CLW's conservative calculations put the total for unpaid overtime and shifted overtime hours at between $2.1 million and $5.3 million per year, while the total for unpaid social insurance is $5.9 million. The factories often do not provide some types of social insurance, especially retirement insurance, to workers, instead making it

"voluntary". But according to Chinese law, the purchasing of social insurance is mandatory. By not paying workers' retirement insurance, factories save in costs equal to 13 percent of the base wage of each worker each month.

10. Dorms are hot and crowded. Factories manufacturing Mattel toys provide poor living conditions for their workers. Usually between 8 and 12 people live in a single room, sharing a handful of restrooms and showers with hundreds of other workers on their floor. Air temperature is not controlled well and many workers don't have hot water for showering.

11. Inconsiderate housing of workers. Some factories do not take care to organize workers according to shifts, leading to day- and night-shift workers living in the same room, disturbing one another's rest on a regular basis.

12. Worker health concerns. Workers making Mattel toys are not always

given protective equipment or do not properly use it, despite coming into regular contact with harmful chemicals or dangerous work environments. This is in part a product of insufficient pre-job safety training (described above).

13. Discrimination against pregnant women. One factory will not allow a woman to take maternity leave unless she proves that she is abiding by China's family planning policies. This may put a woman having a second child in a position in which she must choose between aborting her baby and losing her job.

14. Worker fines. One factory carries out indirect fining of workers. A worker who checks his cell phone will have that day's working hours reset to zero, effectively not paying the worker for the actual work that he did.

15. Fire hazards. Some factories have fire safety concerns, such as blocked escape routes, locked emergency exits, or extinguishers and fire hydrants that have not been properly inspected.

16. Lack of effective grievance channels. Mattel supplier factories lack the mechanisms needed to give workers an effective means by which to voice grievances or concerns. For example, there is a union at Dongyao factory, but despite each worker being charged a 3 RMB ($0.49) union fee every month, there was no sign of union activity, and workers do not even know what the union does.

17. Lack of a living wage. The workers making Mattel toys are not paid enough to make a living. The minimum wage that they are paid is not enough to save much or raise a family, so workers become dependent on tremendous amounts of overtime to make an income that still falls short of the local average wages.

18. Environmental pollution. One factory disposes of toxic waste and waste water improperly and uses prohibited caustic chemicals, the use of which it hides from official during inspections.

4

Based on CLW's investigations, it is clear that Mattel has once again failed to ensure that the factories making Mattel toys live up to the commitments in Mattel code of conduct. CLW hopes that instead of responding in denial, as it did in response to the 2012 report, Mattel will approach this matter positively, focused on taking action and preventing the occurrence of future violations. CLW raises the following actions points for Mattel:

1. Respond to this report. Mattel should provide detailed information on follow- up audits to CLW's investigations as well as the immediate and long-term measures that Mattel will take to correct and prevent labor violations.

2. Do not abandon the workers at Baode. Mattel should respond constructively to the worker protests (discussed above and detailed on page 24), and it must not choose to stop using the factory for production, all but guaranteeing that the workers lose their jobs. Mattel should take responsibility for the fact that violations at Baode are in part a product of Mattel's purchasing practices.

3. Transparent reporting. Going forward, all complete audit reports and corresponding corrective action plans should be published in a timely manner on Mattel's website.

4. Reform buying and just-in-time practices. Mattel pays supplier factories too little and demands that these factories deliver products in very short periods of time. The result is that the factories making Mattel toys often try to reduce costs through labor abuse, such as illegally long hours, unpaid wages and benefits, or poor living conditions. Mattel should reform these practices to contribute to reducing pressure on workers.

5. Production transparency. Mattel should publish a list of all supplier factories as well as put the names of these factories on its products. This will increase the transparency in Mattel's supply chain.

6. Establish third-party hotlines. Independent third party actors, such as an NGO, can provide workers with a direct channel by which they can express grievances and potential solutions with factory

management. Mattel argues that the hotline run by ICTI (International Council of Toy Industries) serves this role. But the inability of this industry group to respond effectively to violations uncovered by the hotline is reflected in the lack of improvement in Mattel's supply chain.

7. Worker committees. Each factory should have an independent worker committee whose leadership is selected directly by the workers they represent. The candidates for committee leadership should also be nominated solely by workers, not by factory management. This committee would represent workers in discussions with management about any aspect of working or living conditions that workers deem important.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
Eising@gibsondunn.com

December 13, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mattel, Inc.*
Stockholder Proposal of Marie-Claude Hessler-Grisel
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Mattel, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Marie-Claude Hessler-Grisel (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Whereas the shareholders request the Board of Directors, through the voice of its Chairman, to answer with accuracy the questions asked by shareholders at the Annual Meeting, providing the questions are legitimate, of relevance to shareholders' interests and ask for answers that do not violate laws or by-laws.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations, specifically the conduct of annual meetings.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—in particular, the conduct of annual meetings.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-today basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff consistently has concurred that proposals attempting to influence the procedures by which a company conducts its annual meetings relate to the company's ordinary business operations and thus are excludable under Rule 14a-8(i)(7). For example, in *Exxon Mobil Corp.* (avail. Mar. 2, 2005), the proposal requested that the company "amend its Corporate Governance guidelines to provide that a time be set aside on the agenda at each annual meeting for shareholders to ask questions, and receive replies directly from, the non-employee directors." The Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to ExxonMobil's ordinary business operations (i.e., conduct of annual meetings)." Similarly, in *Citigroup Inc.* (avail. Jan. 14, 2004), the stockholder proposal asked "that the Board of Directors take such action as may be necessary to provide guidelines . . . as to speakers" at the company's annual meetings. Among these guidelines were requirements that "[n]o speaker may speak as to family members of an officer or director" and that "[a]ny personal attacks by the speaker that reference any other person will be considered inappropriate." The Staff again concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to [the company's] ordinary business operations (i.e., conduct of annual meetings)."

Furthermore, in *The Gillette Co.* (avail. Feb. 2, 2001), the proposal requested that, at the annual meeting, the board of directors "open the discussion with shareholders on" the measures being taken to increase "shareholder value." The proposal thus attempted to influence the manner and content of the directors' communication with stockholders at the annual meeting. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(7), indicating that decisions concerning "procedures for presenting and discussing issues with shareholders during the course of an annual meeting" were matters of ordinary business. Finally, in *Commonwealth Energy Corp.* (avail. Nov. 15, 2002), a stockholder proposal requested, *inter alia*, that the company "[c]onduct the annual and other meetings in accordance with Roberts Rules of Order." Again, because the proposal dealt with the procedures governing annual meetings, the Staff concurred that the company could "exclude the . . . proposal under [R]ule 14a-8(i)(7) as relating to [the company's] ordinary business operations (i.e., shareholder relations and the conduct of annual meetings)." *See also Citigroup Inc. (Mathis)* (avail. Feb. 7, 2013) (concurring in the exclusion of a proposal asking directors to "allocate a reasonable amount of time before and after the annual meeting for shareholder dialogue with our directors" by noting that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7)"); *Bank of America Corp.* (avail. Feb. 16, 2006) (concurring in the exclusion of a proposal requesting that all stockholders be entitled to speak at the company's annual meeting because it related to the conduct of annual meetings under Rule 14a-8(i)(7)).

Like the proposals in *Exxon Mobil*, *Citigroup*, *Gillette* and *Commonwealth Energy*, the Proposal submits to a vote of stockholders and thus seeks to dictate how the Board of Directors conducts a portion of the Company's Annual Meeting, specifically the stockholder question-and-answer session. The Proposal does so by requesting the Board, "through the voice of its Chairman, to answer with accuracy the questions asked by shareholders at the Annual Meeting." The Proposal thus dictates the procedures that the Board must employ to communicate with stockholders at the Company's Annual Meeting, including that only the Chairman should respond to stockholder questions. As the Staff noted in *Gillette*, "the procedures for . . . discussing issues with shareholders during the course of an annual meeting" fall squarely within the scope of a company's ordinary business operations. Thus, consistent with Staff precedent, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Andrew M. Paalborg, the Company's Vice President, Assistant General Counsel and Assistant Secretary, at (310) 252-2130.

Sincerely,

Elizabeth A. Ising /SUR

Elizabeth A. Ising

Enclosures

cc: Andrew M. Paalborg, Mattel, Inc.
Marie-Claude Hessler-Grisel

EXHIBIT A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 19, 2013 7:28 AM
To: Normile, Bob
Subject: shareholder proposal

Dear Mr Normile,

please find attached my shareholder proposal and the accompanying letter.
I took advantage of a short stay in New York to fedex today the hard copies.

Very sincerely
Marie-Claude Hessler-Grisel

Marie-Claude Hessler-Grisel

*** FISMA & OMB Memorandum M-07-16 ***

Shareholder Proposal

Whereas the shareholders request the Board of Directors, through the voice of its Chairman, to answer with accuracy the questions asked by shareholders at the Annual Meeting, providing the questions are legitimate, of relevance to shareholders' interests and ask for answers that do not violate laws or by-laws.

Supporting statement

I became an individual shareholder in March 1997 and, except in 1998, have attended every Annual Meeting. I regularly have asked questions regarding the implementation of the Global Manufacturing Principles, the code of conduct adopted in 1997.

Imprecise answers mattered less as long as the audit reports by Mattel's appointed audit team were published and gave good descriptions of the working conditions at Mattel's and at Mattel's main subcontractors' factories.

The situation changed in 2009 when Mattel cancelled the relation with its audit team whose reports were becoming increasingly critical.

From then on Mattel relied on the auditing and certification process of the International Council of Toy Industries. Only audits of Mattel owned-and-operated factories were made public, initially a few pages for each factory, then one page, then one line, then nothing. Even the GRI report of 2012 gives vague answers, very similar to the ones we get at the Annual Meeting: virtually all factories are either certified or in the process of being certified, Mattel continues to encourage vendors to be more transparent, the safety of our employees is top priority, Mattel is doing its best regarding working hours.

Meanwhile risks to Mattel and consequently to its shareholders are growing.

NGOs and even Chinese manufacturers have been very critical of the ICTI Care Process and of its certification. Since 2011, 14 different plants in China, either directly managed by Mattel or by subcontractors, have been under scrutiny. The violations of the code of conduct and of the Chinese laws are widespread. Millions of dollars are stolen from workers as overtime hours are not paid according to the law, social insurances are not paid at all or only partially, pre-work and safety training are ineffective and perfunctory; many stipulations of the code of conduct are not implemented.

Last August, workers at Baode factory where Mattel toys are produced, went on strike because their retirement insurance –which is compulsory in China - had not been paid by their employer. In October the Chinese Prime Minister emphasized "the will of protecting workers' rights" and "enabling the union to better promote collective bargaining in terms of pay and social insurance".

Other evasive answer, other risk : recently, three French rights groups filed suit against Samsung accusing it of deceiving consumers by claiming to be an ethical company. A formal investigation procedure has been initiated by a French tribunal. Shareholders wonder if such a suit could be filed against Mattel in the future. When I asked the question at the 2013 Annual Meeting, my question was brushed away and the Chairman could not see relevancy to Mattel and its code of conduct –which after 15 years is not implemented.